Exhibit 99.1


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
UNILEVER PLC


2) Name of director
ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
GREENWOOD NOMINEES LIMITED ACCOUNT NO:  438308


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
NO


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary EXERCISE OF SHARESAVE OPTIONS BY SCHEME PARTICIPANTS


7) Number of shares/amount of stock acquired
N/A


8) Percentage of issued class
N/A


9) Number of shares/amount of stock disposed

(i) 344

(ii) 781

Total = 1,125


10) Percentage of issued class
NEGLIGIBLE


11) Class of security
ORDINARY 1.4P SHARES


12) Price per share

(i) 425.00p

(ii) 528.00p


13) Date of transaction
04.06.03


14) Date company informed
05.06.03


15) Total holding following this notification
48,146,208


16) Total percentage holding of issued class following this notification
1.654


IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant
N/A


18) Period during which or date on which exercisable
N/A


19) Total amount paid (if any) for grant of the option
N/A


20) Description of shares or debentures involved: class, number
N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A


22) Total number of shares or debentures over which options held following this notification
N/A


23) Any additional information
N/A


24) Name of contact and telephone number for queries
ANDREW MCKELVIE 020 7822 6705


25) Name and signature of authorised company official responsible for making this notification
CHERYL HAMPTON-COUTTS ASSISTANT COMPANY SECRETARY


26) Date of Notification

5 June 2003